SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement Under Section 14(d)(4) of the Securities Exchange
Act of 1934
(Amendment No. 1)

Oregon Steel Mills, Inc.

(Name of Subject Company)

Oregon Steel Mills, Inc.

(Name of Person Filing Statement)

Common Stock, $0.01 par value per share
(including the associated preferred stock purchase rights)

(Title of Class of Securities)

686079104

(CUSIP Number of Class of Securities)

L. Ray Adams

Vice President, Finance
Oregon Steel Mills, Inc.
1000 S.W. Broadway, Suite 2200
Portland, Oregon 97205

(503) 223-9228

(Name, Address and Telephone Number of Person Authorized to Receive Notices and

Communications on Behalf of Person Filing Statement)

Copy to:

J. D. Weinberg, Esq.
Covington & Burling LLP
1330 Avenue of the Americas
New York, New York 10019
(212) 841-1000

☐                                    Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 1 to the Solicitation/Recommendation Statement on Schedule 14D-9 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 initially filed with the Securities and Exchange Commission (the “SEC”) on November 30, 2006 (as previously filed with the SEC and as the same may be amended or supplemented from time to time, the “Schedule 14D-9”) by Oregon Steel Mills, Inc., a Delaware corporation (“Oregon Steel”), relating to the tender offer made by Oscar Acquisition Merger Sub, Inc., a Delaware corporation, and a wholly owned subsidiary of Evraz Group S.A., a company organized as a société anonyme under the laws of the Grand Duchy of Luxembourg (“Evraz”), disclosed in the Tender Offer Statement on Schedule TO, dated November 30, 2006 to purchase all of the outstanding shares of common stock, par value $0.01 per share, of Oregon Steel, together with the associated preferred stock purchase rights, at a purchase price of $63.25 per share, net to seller in cash, without interest thereon and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated November 30, 2006 and in the related Letter of Transmittal.  Any capitalized terms used and not otherwise defined herein shall have meaning ascribed to such term in the Schedule 14D-9.

Item 8. Additional Information.

Item 8 of Schedule 14D-9 is hereby amended and supplemented by adding the following paragraph immediately following the third paragraph under the heading “Antitrust” of Item 8 of the Schedule 14D-9:

“On December 4, 2006, the FTC granted early termination of the waiting period applicable to the Offer under the HSR Act.  Accordingly, the condition to the Offer relating to the expiration or termination of the applicable HSR Act waiting period has been satisfied.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Oregon Steel Mills, Inc.

	By:	/s/ Jennifer R. Murray
		Name:	Jennifer R. Murray
		Title:	Vice President Administration and
Corporate Secretary

Dated: December 5, 2006